EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

						Nine Months
						Ended
						September
	2001	2002	2003	2004	2005	2006

Consolidated pretax income	$218,336	$309,340	$396,217	$521,212	$721,051	$427,660

Share of distributed income of 50%-or-less-owned
affiliates net of equity pickup	(26)	(2,689)	94	(5,772)	(315)	273

Amortization of capitalized interest	31,878	32,162	38,263	41,764	45,483	33,256

Interest	55,327	49,086	50,125	53,242	66,697	46,068

Less interest capitalized during the period	(31,675)	(39,695)	(42,602)	(52,015)	(65,959)	(53,602)

Interest portion of rental expense	7,190	6,679	5,973	5,639	5,678	5,409

EARNINGS	$281,030	$354,883	$448,070	$564,070	$772,635	$459,064

Interest	$55,327	$49,086	$50,125	$53,242	$66,697	$46,068

Interest portion of rental expense	7,190	6,679	5,973	5,639	5,678	5,409

FIXED CHARGES	$62,517	$55,765	$56,098	$58,881	$72,375	$51,477

Ratio of earnings to fixed charges	4.50	6.36	7.99	9.58	10.68	8.92